   Request for Acceleration of Effective Date of Registration Statements of
                Oppenheimer Rochester Michigan Municipal Fund
      Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

June 12, 2006

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

      Re:   Oppenheimer Rochester Michigan Municipal Fund
            File Nos. 333-132782; 811-21880

To the Securities and Exchange Commission:

      Oppenheimer Rochester Michigan Municipal Fund (the "Registrant") and
OppenheimerFunds Distributor, Inc., as general distributor of the
Registrant's shares, hereby request the acceleration of the Registrant's above-referenced Registration Statement on Form N-1A to June 13, 2006, or as
soon as practicable thereafter.

      The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                              Oppenheimer Rochester Michigan Municipal Fund

                              By:   /s/ Phillip S. Gillespie

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                                    Phillip S. Gillespie, Assistant Secretary

                              OppenheimerFunds Distributor, Inc.

                              By:   /s/ Janette Aprilante

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                                    Janette Aprilante, Secretary